                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                         For the Month of February 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F [X]    Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]   No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

1. BOARD RESOLUTION TO CONVENE GENERAL SHAREHOLDERS' MEETING FOR THE FISCAL YEAR OF 2004

On February 22, 2005, the board of directors of Shinhan Financial Group made a resolution to convene the annual general shareholders' meeting for the fiscal year of 2004 as follows:

1.   Date and Time       March 30, 2005   10 A.M., Seoul time.
2.   Venue               Auditorium, 20th floor / Shinhan Bank,
                         120, 2Ga, Taepyung-ro, Jung-gu, Seoul, Korea
3.   Agenda
     1) Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2004 (January 1, 2004 ~ December 31, 2004).
     2)   Appointment of directors (See 3 below)
     3)   Appointment of Audit Committee members (See 3 below)
     4)   Approval of director remuneration pool
     5) Approval of stock option grant to the executives, department heads, and directors of Shinhan Financial Group and its Subsidiaries (See 4 below)

2.   CASH DIVIDENDS

On February 22, 2005, the board of directors of Shinhan Financial Group made a resolution to pay cash dividends for the fiscal year 2004, subject to the shareholders' approval on March 30, 2005.

Total Dividend Amount

     1)   Dividend for Common Stock: KRW 232,749 million
          (KRW 750 per share, 15% of par value and 3.28% of market price* of Common Stock)

          * Calculation of market price: In accordance with the related regulations in Korea, the market price should be calculated by averaging closing prices of the 5 days of 2004 year end.

              Date             Closing Price
           -----------        --------------
           28-Dec-2004          23,300
           27-Dec-2004          23,050
           24-Dec-2004          23,000
           23-Dec-2004          22,650
           22-Dec-2004          22,200
             Average            22,840 = Market price

     2)   Dividend for Preferred Stock: KRW 115,141 million

     3)   Total: KRW 347,890 million


* The dividend must be approved by the annual general shareholders' meeting scheduled on March 30, 2005 and the details may be changed in the shareholders' meeting.


3.   APPOINTMENT OF OUTSIDE DIRECTORS

 The following is the list of director candidates recommended by the Outside Director Recommendation Committee. The appointment of directors must be approved by the shareholders' meeting.

                                       POSITIONS TO                              AUDIT COMMITTEE
 CANDIDATE NAME        TENURE            BE HELD           NEW APPOINTMENT        MEMBER NOMINEE
-----------------      ------       ----------------       ---------------       ----------------
  Pyung Joo Kim        1 year       Outside Director                                    0
   In Sup Kim          1 year       Outside Director
  Sang Yoon Lee        1 year       Outside Director                                    0
  Yoon Soo Yoon        1 year       Outside Director
  Shee Yul Ryoo        1 year       Outside Director       New Appointment
 Byung Hun Park        1 year       Outside Director
 Dong Hyun Kwon        1 year       Outside Director                                    0
 Young Hoon Choi       1 year       Outside Director       New Appointment
   Si Jong Kim         1 year       Outside Director       New Appointment              0
Philippe Reynielx      1 year       Outside Director


* Pyung Joo Kim, In Sup Kim, Sang Yoon Lee, Yoon Soo Yoon, and Shee Yul Ryoo are outside director candidates with professional expertise.

* For the personal profile of each candidate, please refer to the exhibit 99 of this report.

4.   APPOINTMENT OF AUDIT COMMITTEE MEMBERS

  Among the nominated outside director candidates, Dong Hyun Kwon, Si Jong Kim, In Sup Kim and Sang Yoon Lee were recommended as candidates of the audit committee members of 2005 through the resolution of the audit committee meeting. Dong Hyun Kwon, who is non executive director with 3 year tenure appointed in 2004, was also nominated as audit committee member candidate. The appointment of audit committee members must be approved at the shareholders' meeting.

5. GRANT OF STOCK OPTIONS

A. Grant of Stock Options to Executives and Officers

     1) Grantees: A total of 46 executives and officers of Shinhan Financial Group and its subsidiaries (Shinhan Bank, Chohung Bank, Good Morning Shinhan Securities, Shinhan Card, Shinhan Capital, and Shinhan Credit Information)- See A.7 below for details

     2) Number of options to be granted: stock options to purchase 1,196,000 shares in total

     3)   Exercise price: Minimum exercise price calculated in accordance with
          Article 84.9 of the Enforcement Decrees of the Securities Exchange Act

     - Determination of exercise price: Based on the arithmetic mean of the three trading volume-weighted averages of closing prices during the 2-month, 1-month and 1-week periods counting backwards from the grant date

4)   Date of grant: March 30, 2005

5) Exercise period: Exercisable during the 4 year period after the 3rd anniversary from the grant date.

6) Method of share issuance: Shinhan Financial Group will, at its option, choose between the following two methods

     -    to issue new shares at the exercise price; or

     - to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

7)   Details of Stock Options Granted to Executives and Officers

      Company                Title                        Name               No. of Shares
      -------                -----                        ----               -------------
        SFG              Chairman                     Eung Chan Ra               100,000
                         President & CEO              Young Hwi Choi              90,000
                         Senior Exe. VP               Jae Woo Lee                 20,000
                         Senior Exe. VP               Chil Sun Hong               20,000
                         Senior Exe. VP               Byung Jae Cho               20,000
                         Senior Exe. VP               Baek Soon Lee               20,000
----------------------------------------------------------------------------------------
    Shinhan Bank         President                    Sang Hoon Shin              80,000
                         Standing Auditor             Jao Ho Cho                  20,000
                         Dep. President               Gwang Lim Yoon              20,000
                         Dep. President               Min Ky Han                  20,000
                         Dep. President               Do Heui Han                 20,000
                         Dep. President               Jin Won Suh                 20,000
                         Dep. President               Shin Keun Yang              20,000
                         Dep. President               Sang Young Oh               20,000
                         Dep. President               Hyu Won Lee                 20,000
                         Dep. President               Sang Woon Choi              20,000
                         Dep. President               Eun Sik Kim                 20,000

      Company                Title                        Name               No. of Shares
      -------                -----                        ----               -------------
    Chohung Bank         President                    Dong Soo Choi               80,000
                         Standing Auditor             Jee Hong Yoo                20,000
                         Dep. President               Bhang Gil Choi              20,000
                         Dep. President               Hee Soo Kim                 20,000
                         Dep. President               Kwang Yub Chung             20,000
                         Dep. President               Hong Hee Chae               20,000
                         Dep. President               Yong Uk O                   20,000
                         Dep. President               Jeong Woo Chang             20,000
                         Dep. President               Jae Yoo Kim                 20,000
                         Dep. President               In Joon Chaey               20,000
                         Dep. President               Chang Seong Moon            20,000
                         Dep. President               Sung Yoon Kim               20,000
----------------------------------------------------------------------------------------
      Shinhan            President                    Sung Kyun Hong              40,000
        Card             Standing Auditor             Tea Kyu Lee                 15,000
                         Dep. CEO                     Sung Won Kim                15,000
                         Acting Dep. CEO              Woo Yeop Shim               12,000
                         Acting Dep. CEO              Moon Han KIm                12,000
----------------------------------------------------------------------------------------
Good Morning             Vice Chairman                Woo Keun Lee                40,000
  Shinhan Securities     CEO                          Kang Won Lee                40,000
                         Standing Auditor             Sung No Lee                 15,000
                         Deputy CEO                   Hyeon Jae Han               15,000
                         Deputy CEO                   Chae Young Jung             15,000
                         Deputy CEO                   Seok Joong Kim              15,000
                         Deputy CEO                   Jin Kook Lee                15,000
                         Deputy CEO                   Yoo Shin Jung               15,000
----------------------------------------------------------------------------------------
  Shinhan Capital        President                    Dong Girl Lee               40,000
                         Vice President               Sang Dae Kim                15,000
                         Acting Vice President        Seung Keun Oh               12,000
----------------------------------------------------------------------------------------
      Shinhan            CEO                          Boem Seong Shin             15,000
 Credit Information
                                                                               ---------
                                Total                                          1,196,000
                                                                               =========

B.   Grant of Stock Options to Department Heads

     1) Grantees: Department heads of Shinhan Financial Group and its subsidiaries

     2) Number of options to be granted: Stock options to purchase up to 1,500,000 shares in total. Specific number of options granted to each individual will be determined in consideration of the evaluation results of the relevant individual as well as the company where such individual works.

       * The board of directors of Shinhan Financial Group has entrusted the CEO with the authority to decide the grantees and the numbers of options to be granted to each individual and the decision will be approved by the annual general shareholders' meeting on March 30, 2005.

     3)   Exercise price: Minimum exercise price calculated in accordance with
          Article 84.9 of the Enforcement Decree of Securities Exchange Act

     4)   Date of grant: March 30, 2005

     5) Exercise period: Exercisable during the 4 year period after the 3rd anniversary from the grant date.

     6) Method of share issuance: Shinhan Financial Group will, at its option, choose between the following two methods

          -    to issue new shares at the exercise price; or

          - to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

C.   Grant of Stock Options to Outside Directors

     1)   Grantees: 5 outside directors with professional expertise

          * The stock options will be granted to outside directors with professional expertise to be appointed at the general shareholders meeting on March 30, 2005.

2) Number of options to be granted: 10,000 shares for each, 50,000 shares in total

     3)   Exercise price: Minimum exercise price calculated in accordance with
          Article 84.9 of the Enforcement Decree of Securities Exchange Act

     4)   Date of grant: March 30, 2005

     5) Exercise period: Exercisable during the 4 year period after the 3rd anniversary from the grant date.

     6) Method of share issuance: Shinhan Financial Group will, at its option, choose between the following two methods

          -    to issue new shares at the exercise price; or

          - to pay the grantees cash in an amount to the difference between the market price of shares at the exercise date and exercise price.

EXHIBIT  99.  RESUME OF DIRECTOR CANDIDATES


1. PYUNG JOO KIM

1.  Date of Birth:    February 6, 1939
2.  Current Position: Visiting Professor, KDI School of Public Policy and
                      Management
3.  Education:        Ph. D in Economics, Princeton University, U.S.A. (1976)
4.  Working Experience
    - Sep. 1983 :     Dean, College of Commerce, Sogang University
    - Nov. 1990 :     Dean, Graduate School of Economics & Policies,
                      Sogang University
    - Oct.  1999:     Dean, Graduate School of International Studies,
                      Sogang  University
    - Mar. 2004 :     Professor Emeritus, Sogang University


2. IL SUP KIM

1.  Date of Birth:    July 1, 1946
2.  Current Position: Professor, Ehwa Womans University
3.  Education:        Ph.D., Business Administration, Seoul National University
                      (1991)

4.  Working Experience
    - 1977~1981:      Director of international affairs, KICPA
    - 1985~1993:      Head of Seoul Consulting Inc., Samil Consulting & Research
                      Inc. and Samil Coopers & Lybrand Consulting Inc.
    - 1990~1997:      Member of the Advisory Committee on Accounting
                      Establishment, Securities Supervisory Board
    - 1993~1994:      Chairman of the Auditing Research Committee, KICPA
    - 1994~1998:      Vice President of the KICPA in charge of international
                      affairs
    - 1995:           Vice president of the Korean Accounting Association
    - 1997~1998:      Member of the Accounting Standards Deliberation Committee,
                      Securities Supervisory Board
    - 2002~2004       Vice President of Ehwa Womans University


3. SANG YOON LEE

1.  Date of Birth:    September 13, 1942
2.  Current Position: Representative Director and President, Nongsim Ltd.
3.  Education:        BA in Commerce, Seoul National Univ.(1966)
4.  Working Experience
    - Jul. 1968:      Goldenbell Commerce
    - Jan. 1971:      Lotte Industry Ltd. (currently Nongsim Ltd.)
    - Mar. 1978:      Director, Nongsim Ltd.
    - Jan. 1986:      Senior Executive Director, Head of Sales Division,
                      Nongsim Ltd.

    - Sep. 1994:      Representative Director and President, Nongsim Ltd.
    - Oct. 1997:      Representative Director & Vice Chairman, Nongsim Ltd.
    - Jan. 2001:      Representative Director and President, Nongsim Ltd.
                      (current)
    - Feb. 2001:      Non-statutory Vice-Chairman, Korea Food Industry
                      Association (current)




4. YOON SOO YOON

1.  Date of Birth:    March 5, 1946
2.  Current Position: Chairman/CEO of FILA Korea Ltd.
3.  Education:        BA in Political Science & Diplomacy,
                      Korea University of Foreign Studies (1974)
4.  Working Experience
    - 1973 ~ 1975     A Shipping Public Corporation
    - 1975 ~ 1981     JC Penney
    - 1981 ~ 1984     Hwasung Co., Ltd (Export Director)
    - Mar. 1984       President of Daewoon Trading Co.,
    - July. 1985      President of Care Line Corp. (current)



5. SHEE YUL RYOO (NEW CANDIDATE)

1.  Date of Birth:    September 5, 1938
2.  Current Position: Advisor, Shin & Kim
3.  Education:        LLB, Seoul National University 1961
4.  Working Experience
    - Jan. 1995:      Vice President, Bank of Korea
    - Mar. 1997:      President, Korea First Bank
    - Nov. 1999:      Chairman, Korea Federation of Banks
    - Apr. 2001:      Steering Committee Member,
                      Korea Center for International Finance (current)


6. BYUNG HUN PARK

1.  Date of Birth:    September 10, 1928
2.  Current Position: Chairman, Daeseong Precisions Ltd (current)
3.  Education:        BA in Economics at Meiji University, Japan (1953)
4.  Working Experience
    - Mar. 1985       President, HQ of Korean Residents' Union in Japan
    - Mar. 1985       Honorary Chairman, '88 Seoul Olympics Sponsor Group
    - Mar. 1989       Chairman, Daeseong Electronics Ltd (current)
    - Dec. 1989       President, Seongsang Co Ltd (current)
    - Mar. 1990       Statutory Advisor, HQ of Korean Residents' Union in Japan
                      (current)

    - Jun. 1990       Honorary Chairman, Overseas Korean Representatives
                      (current)
    - Aug. 2001       Outside Director, Shinhan Financial Group (current)


7. DONG HYUN KWON

1.  Date of Birth:    November 27, 1936
2.  Current Position: Chairman, Aichi Commerce (current)
3.  Education:        Tsukyo Commercial High School
4.  Working Experience
    - Apr. 1977       President, King Tour Ltd.
    - Jun. 1984       Director, Aichi Commerce
    - Aug. 1986       President, Douwa Tour Ltd. Japan
    - 1991            Advisor to the Peace Unification Advisory Group
    - 1991            Vice-Chairman, Korean Motherland Investment Association
    - Jun. 1993       Advisor, Aichiken Korean Commerce Chamber
    - Feb. 1997       Outside Director, Shinhan Bank
    - Jun. 2000       Chairman, Aichi Commerce (current)
    - Aug. 2001
        ~Mar 03       Outside Director, Shinhan Financial Group




8. YOUNG HOON CHOI (NEW CANDIDATE)

1.  Date of Birth:    November 8, 1928
2.  Current Position: CEO, Young-In Tour Farm
3.  Education:        LLB in Law, Ritsumeikan University, Japan (1953)
4.  Working Experience
    - Apr 1953        CEO, New Metro, Japan
    - Aug. 1982       Non Executive Director, Shinhan Bank.



9. SI JONG KIM (NEW CANDIDATE)

1.  Date of Birth:    April 16, 1937
2.  Current Position: Standing Advisor, Kanagawa Division, Korean Residents'
                      Union in Japan (current)
3.  Education:        Sigaken Yas High School (1955)
4.  Working Experience
    - May. 1982       Director, Yokohama Shogin,
    - Apr. 1987       Director, Korea Chamber of Office in Kanagawa, Japan
    - April 1991      Vice president, Korean Residents' Union in Japan

10. PHILIPPE REYNIEIX

1.  Date of Birth:    June 24, 1949
2.  Current Position: CEO & GM for Korea, BNP Paribas, Seoul
3.  Education:        Master of Business Law (with award), Paris II Univ. (1973)
4.  Working Experience
    - 1974 - 1977:    Assistant Professor at the Law School in Dakar, Senegal
    - 1977 - 1984:    B.I.A.O. (International Bank for West Africa)
    - 1984 - 1986:    Head of Credit & Marketing, Paribas, Gabon
    - 1986 - 1990:    Deputy General Manager, Paribas, Seoul
    - 1990 - 1994:    Deputy Head of Corporate Banking,
                      Asia Pacific Division Paribas, Paris
    - 1994 - 2000:    Country Manager, Singapore,
                      Regional Head of Corporate Banking for S.E. Paribas,
                      Singapore
    - 2000 - 2002:    Chief Operating Officer BNP Paribas, Singapore
    - July 2002       CEO & GM for Korea BNP Paribas, Seoul (current)

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        SHINHAN FINANCIAL GROUP CO., LTD.


                                        By  /s/ Byung Jae Cho
                                        --------------------------------------
                                        Name:  Byung Jae Cho
                                        Title: Chief Financial Officer

Date: February 22, 2005